Filed pursuant to Rule 424(b)(3)
Registration No. 333-255888
VANECK ETHEREUM ETF
SUPPLEMENT NO. 6 DATED DECEMBER 3, 2025
TO THE PROSPECTUS DATED JULY 22, 2024
This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of VanEck Ethereum ETF, dated July 22, 2024 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.
The purpose of this Supplement is to disclose a change in the platform composition of the Index.
Platform Composition of the Index
Effective November 30, 2025, MarketVector Indexes GmbH, the index sponsor and index administrator for the MarketVectorTM Ethereum Benchmark Rate (the “Index”), replaced Bitstamp and Bullish with Crypto.com and OKX, respectively, as constituent trading platforms used to calculate the Index. The current platform composition of the Index is Coinbase, Crypto.com, Gemini, Kraken and OKX.